Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Fourth Quarter and Fiscal Year 2024 Financial Results

●	Total revenues decreased by 18.2% year over year to RMB304.5 million (US$41.7 million)[1].

●	Net income was RMB-72.8million (US$-10.0 million)[1] compared to RMB8.6 million for the fourth quarter of 2023.

●	Adjusted net income[2] was RMB77.3 million (US$10.6 million)[1] compared to RMB60.9 million for the fourth quarter of 2023.

●	Cash from operations increased year over year to RMB74.2 million (US$10.2 million)[1].

SHANGHAI, April 24, 2025 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading hospitality and restaurant management group in China, today announced its unaudited financial results for the fourth quarter and fiscal year of 2024. As Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China, were all under the control of GreenTree Inns Hotel Management Group, Inc., until their acquisition by the Company, the acquisition was accounted for a common-control acquisition in a manner similar to the pooling -of-interests method. The consolidated balance sheets and consolidated statements of comprehensive income/(loss) include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control. In this report, the comparative financial data have been restated to reflect the business combinations under common control.

Fourth Quarter of 2024 Operational Highlights

Hotels

●	A total of 4,425 hotels with 321,282 hotel rooms were in operation as of December 31, 2024.

●	The Company opened 143 hotels and had a pipeline of 1,214 hotels contracted for or under development as of December 31, 2024.

●	The average daily room rate was RMB169, a decrease of 4.6% from RMB177 in the fourth quarter of 2023.

●	The occupancy rate was 68.6%, down from 72.4% in the fourth quarter of 2023.

●	Revenue per available room, or RevPAR, was RMB116, a 9.6% year-over-year decrease.

[1]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB 7.2993 on December 31, 2024 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20220103/.
[2]	Adjustd net income is defined as net income excluding the impairment of goodwill and trademarks of restaurant business impairment of assets, and provisions for loan receviables related to franchisee loans.

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Restaurants

●	A total of 182 restaurants were in operation as of December 31, 2024.

●	The AC (average check) was RMB46, a 11.0% year-over-year decrease.

●	The ADT (average daily tickets) was 93, down from 99 in the fourth quarter of 2023.

●	The ADS (average daily sales per store) was RMB4,234, a decrease of 16.8% from RMB5,090 in the fourth quarter of 2023.

Our performance in the fourth quarter was negatively impacted by the closure of 12 leased and managed hotels during the year, lower RevPar compared to a high base last year, and the continued optimization of our restaurant business.

In our hotel business we are simultaneously accelerating the opening of new hotels, with a planned 480 in 2025, and upgrading our existing portfolio with an absolute focus on quality to ensure higher standards of products and services. We believe that the rejuvenation of our portfolio that was slowed down by the pandemic will be completed by the Summer of 2026. While Midscale remains our core segment, hotel openings in 2024 and our pipeline highlight our strategic commitment to expanding our Mid-to-upscale segment where we expect growth over the next two years to deliver significant economies of scale. Finally, we will continue the phased closure of leased and managed hotels, retaining only select flagship properties in key cities to serve as showcases of our capabilities for prospective franchisees.

The strategic transformation of our restaurant business made further progress on our two priorities. At the end of the quarter, franchised and managed stores accounted for almost 90% of all stores up from 78% a year ago , and street stores that benefit from more stable consumer traffic accounted for 50% of all stores, up from 40% a year ago. Additionally, we have been rightsizing many of our stores, reflecting the new economic reality, to improve overall profitability. We believe we now have a strong foundation to build on and will grow the overall number of restaurants in 2025 with a particular focus on franchised and managed as well as street stores.

	Quarter Ended
	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	125,521,090	48,191,718	1,075,555	174,788,363
Franchised-and-managed revenues	162,861,219	1,687,913	-	164,549,132
Wholesales and others	1,267,181	37,843,179	(6,284,349)	32,826,011
Total revenues	289,649,490	87,722,810	(5,208,794)	372,163,506

	Quarter Ended
	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	90,969,160	28,534,041	(207,412)	119,295,789	16,343,456
Franchised-and-managed revenues	148,174,447	4,759,771	-	152,934,218	20,951,902
Wholesales and others	1,026,363	31,759,229	(495,936)	32,289,656	4,423,665
Total revenues	240,169,970	65,053,041	(703,348)	304,519,663	41,719,023

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2024 Financial Results

	Year Ended
	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	490,924,060	296,890,282	-	787,814,342
Franchised-and-managed revenues	696,321,236	8,923,712	-	705,244,948
Wholesales and others	4,660,777	135,821,972	(6,284,350)	134,198,399
Total revenues	1,191,906,073	441,635,966	(6,284,350)	1,627,257,689

	Year Ended
	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	437,521,898	159,326,153	(207,411)	596,640,640	81,739,433
Franchised-and-managed revenues	625,072,856	10,287,457	-	635,360,313	87,044,006
Wholesales and others	3,908,057	109,031,616	(1,500,428)	111,439,245	15,267,114
Total revenues	1,066,502,811	278,645,226	(1,707,839)	1,343,440,198	184,050,553

Total revenues were RMB304.5 million (US$41.7 million)[1]，a 18.2% year-over-year decrease.

Hotel revenues were RMB240.2 million (US$32.9 million)[1], a 17.1% year-over-year decrease. The decrease was mainly attributable to a 9.8% decrease in F&M hotels’ Revpar and the closure of 12 L&O hotels in 2024 while revenues a year ago benefited from a one-time revenue recognition of requisitioned rooms during COVID and a one-time revenue recognition due to a successful lawsuit against sublease.

Restaurant revenues were RMB65.1 million (US$8.9 million)[1], a 25.8% year-over-year decrease. The decrease was mainly due to the closure of L&O stores, and a 16.8% decrease in ADS.

Total revenues for the year were RMB1,343.4 million (US$184.1 million)[1], a 17.4% year-over-year decrease.

Total revenues from leased-and-operated, or L&O, hotels and restaurants were RMB119.3 million (US$16.3 million)[1], a 31.7% year-over-year decrease.

Total revenues from L&O hotels were RMB91.0 million (US$12.5 million)[1], a 27.5% year-over-year decrease. The decrease was mainly attributable to the closure of 12 L&O hotels in 2024 while revenues a year ago benefited from a one-time revenue recognition of requisitioned rooms during COVID and a one-time revenue recognition due to a successful lawsuit against sublease. Same L&O hotel revenues in the fourth quarter of 2024 decreased by 2.4% year over year.

Total revenues from L&O restaurants were RMB28.5 million (US$3.9 million)[1], a 40.8 % year-over-year decrease. The decrease was mainly due to the closure of 24 L&O stores during the year and offset by 47.1% increase in ADS. Same L&O store revenues in the fourth quarter of 2024 decreased by 3.1% year over year.

Total revenues from L&O hotels and restaurants for the year were RMB596.6 million (US$81.7 million)[1], a 24.3% year-over-year decrease.

Total revenues from franchised-and-managed, or F&M, hotels and restaurants were RMB152.9 million (US$21.0 million)[1], a 7.1% year-over-year decrease.

Total revenues from F&M hotels were RMB148.2 million (US$20.3 million)[1], a 9.0% year-over-year decrease, mainly due to a 9.8% decrease in F&M hotels’ Revpar.

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Total revenues from F&M restaurants were RMB4.8 million (US$0.7 million)[1], a 182.0% year-over-year increase. The increase was mainly due to the opening of 39 F&M restaurants during the year.

Total revenues from F&M hotels and restaurants for the year were RMB635.4 million (US$87.0 million)[1], a 9.9% year-over-year decrease.

Total revenues from wholesale and others were RMB32.3 million (US$4.4 million)[1], a 1.6% year-over-year decrease. Total revenues from wholesale and others for the year were RMB111.4 million (US$15.3 million)[1], a 17.0% year-over-year decrease.

Total operating costs and expenses

	Quarter Ended
	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	154,556,991	66,896,044	(9,861,359)	211,591,676
Selling and marketing expenses	8,318,853	2,821,243	(49,623)	11,090,473
General and administrative expenses	49,670,060	8,374,981	-	58,045,041
Other operating expenses	3,429,367	139,799	-	3,569,166
Impairment loss of goodwill	-	-	-	-
Other general expenses	36,260,493	16,027,000	-	52,287,493
Total operating costs and expenses	252,235,764	94,259,067	(9,910,982)	336,583,849

	Quarter Ended
	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	139,910,728	59,854,076	(791,324)	198,973,480	27,259,255
Selling and marketing expenses	13,451,271	4,083,785	87,975	17,623,031	2,414,345
General and administrative expenses	39,695,498	3,347,191	-	43,042,689	5,896,824
Other operating expenses	2,635,870	16,422	-	2,652,292	363,363
Impairment loss of goodwill		81,008,000		81,008,000	11,098,050
Other general expenses	30,012,799	39,072,000	-	69,084,799	9,464,579
Total operating costs and expenses	225,706,166	187,381,474	(703,349)	412,384,291	56,496,416

	Year Ended
	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	598,841,951	359,018,687	(10,421,824)	947,438,814
Selling and marketing expenses	47,434,683	24,232,973	(49,623)	71,618,033
General and administrative expenses	166,861,387	41,572,291	-	208,433,678
Other operating expenses	4,453,446	7,251,107	-	11,704,553
Impairment loss of goodwill	-	-	-	-
Other general expenses	63,556,586	16,027,000	-	79,583,586
Total operating costs and expenses	881,148,053	448,102,058	(10,471,447)	1,318,778,664

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	Year Ended
	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	593,798,806	230,496,349	(1,707,841)	822,587,314	112,694,000
Selling and marketing expenses	55,028,196	12,556,863	-	67,585,059	9,259,115
General and administrative expenses	156,401,775	26,149,319	-	182,551,094	25,009,397
Other operating expenses	4,937,315	2,153,148	-	7,090,463	971,389
Impairment loss of goodwill	-	81,008,000	-	81,008,000	11,098,050
Other general expenses	41,769,330	39,072,000	-	80,841,330	11,075,217
Total operating costs and expenses	851,935,422	391,435,679	(1,707,841)	1,241,663,260	170,107,169

Operating costs were RMB199.0 million (US$ 27.3 million)[1], a 6.0% year-over-year decrease.

Operating costs of the hotel business were RMB139.9 million (US$19.2million)[1], a 9.5% year-over-year decrease. The decrease was mainly attributable to the closure of 12 L&O stores in 2024, which resulted in lower rental, consumable, food and beverage, and staff related costs.

Operating costs of the restaurant business were RMB59.9million (US$8.2 million)[1], a 10.5% year-over-year decrease. The decrease was mainly due to the closure of 24 L&O stores.

For the year, operating costs were RMB822.6 million (US$112.7 million)[1], representing an 13.2% decrease.

Selling and marketing expenses were RMB17.6 million (US$2.4 million)[1], a 58.9% year-over-year increase.

Selling and marketing expenses of the hotel business were RMB13.5 million (US$1.8 million)[1], a 61.7% year-over-year increase.

Selling and marketing expenses of the restaurant business were RMB4.1 million (US$0.6 million)[1]..

For the year, selling and marketing expenses were RMB67.6 million (US$9.3 million)[1], a 5.6% decrease.

General and administrative, or G&A expenses were RMB43.0 million (US$5.9 million)[1], a 25.8% year-over-year decrease.

G&A expenses of the hotel business were RMB39.7 million (US$5.4 million)[1], a 20.1% year-over-year decrease. The decrease was mainly due to lower consulting fees, lower bad debts from accounts receivables, and lower G&A staff related expenses.

G&A expenses of the restaurant business were RMB3.3 million (US$0.5 million)[1], a 60.0 % year-over-year decrease. The decrease was mainly due to lower staff related expenses.

For the year, G&A expenses were RMB182.6 million (US$25.0 million)[1], a 12.4% year-over-year decrease.

Impairment loss of goodwill were RMB81.0million (US$11.1 million)[1], These expenses were impairment of goodwill related to the restaurant business.

Other general expenses were RMB69.1million (US$9.5 million)[1], a 32.1% year-over-year increase. These expenses include impairment of trademarks related to the restaurant business, impairment of assets, and provisions for franchisee loans receivables related to franchisee loans.

Gross profit was RMB105.5 million (US$14.5 million)[1], a year-over-year decrease of 34.3%. Gross margin was 34.7%, compared to 43.1% a year ago. The gross profit of the hotel business was RMB100.3 million (US$13.7 million)[1], an 25.8% year-over-year decrease. The gross profit of the restaurant business was RMB5.2 million (US$0.7 million)[1], a 75.0% year-over-year decrease. Gross profit for the year was RMB520.9 million (US$71.4 million)[1], a 23.4% year-over-year decrease.

Income from operations was RMB-95.0 million (US$-13.0 million)[1],compared to income from operations of RMB46.9million in the fourth quarter of 2023, with a margin of -31.2%. Excluding impairment loss of goodwill and other general expenses, income from operations was RMB55.1 million(US$7.6million) with a margin of 18.1%.

Income from operations of the hotel business was RMB26.1 million (US$3.6 million)[1], compared to an income from operations of RMB47.4 million in the fourth quarter of 2023, with a margin of10.9%. Excluding other general expenses, income from operations of the hotel business was RMB56.1 million (US$7.7 million), a decrease of 32.9%, with a margin of 23.4%.

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Loss from operations of the restaurant business was RMB121.1 million (US$16.6 million)[1], compared to loss from operations of RMB5.1 million in the fourth quarter of 2023, with a margin of -186.1%. Excluding impairment loss of goodwill and other general expenses, loss from operations of the restaurant business was RMB1.0 million(US$0.1million) with a margin of -1.5%.

Income from operations for the year was RMB161.9 million (US$22.2 million)[1] compared to income from operations of RMB335.6 million in 2023, with a margin of 12.1%.

Net income was RMB-72.8million (US$-10.0 million)[1], compared to a net income of RMB8.6 million in the fourth quarter of 2023, and net margin was -23.9%. Excluding impairment loss of goodwill and other general expenses, adjusted net income increased 26.8% year over year to RMB77.3 million(US$10.6 million)[1] with a margin of 25.4%.

Net income of the hotel business was RMB28.4 million (US$3.9 million)[1], compared to a net income of RMB8.1 million in the fourth quarter of 2023, and net margin was 11.8%. Excluding other general expenses, adjusted net income of the hotel business increased 31.7% to RMB58.4 million (US$8.0 million)[1] with a margin of 24.3%.

Net loss of the restaurant business was RMB101.2million (US$13.9million)[1], compared to a net loss of RMB2.9million in the fourth quarter of 2023, and net margin was -155.5%. Excluding the impairment of trademarks and goodwill, adjusted net income of the restaurant business was RMB18.9 million(US$2.6 million)[1] with a margin of 29.1%.

Net income for the year was RMB107.3 million (US$14.7 million)[1] compared to net income of RMB260.5 million in 2023, with a margin of 8.0%. Excluding the impairment of goodwill due to the restaurant business and other general expenses, adjusted net income decreased 20.9% to RMB269.2 million with a margin of 20.0%.

Adjusted EBITDA (non-GAAP)[2] was RMB71.5 million (US$9.8 million)[1], a year-over-year decrease of 38.3%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 23.5%, compared to 31.1% a year ago. Adjusted EBITDA (non-GAAP) for the year was RMB386.5 million (US$52.9 million)1, a year-over-year decrease of 25.2%.

Core net income (non-GAAP) was RMB57.8million (US$7.9 million)[1], a year-over-year decrease of 22.3%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, was 19.0%, compared to 20.0% one year ago. Core net income (non-GAAP) for the year was RMB277.6 million (US$38.0 million)1, a year-over-year decrease of 13.3%.

Earnings per American Depositary Share, or ADS, (basic and diluted) were RMB-0.70(US$-0.10 )[1], down from RMB0.12 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB0.57 (US$0.08 )[1], down from RMB0.73 a year ago.

Earnings per ADS (basic and diluted) for the hotel business were RMB 0.29 (US$0.04)[1], increaed from RMB 0.10 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) for the hotel business were RMB0.45 (US$0.06)[1].

Earnings per ADS (basic and diluted) for the year of 2024 was RMB1.08 (US$0.15 )[1] down from RMB2.64 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB2.73 (US$0.37 )[1] for the year, a decrease from RMB3.14 a year ago.

Cash flow Operating cash inflow was RMB 74.2 million (US$10.2 million)[1] as a result of income from operations. Investing cash outflow for the fourth quarter 2024 was RMB 25.2million (US$3.5million)[1], which was primarily attributable to investment of property and purchases of equipment, and was partially offset by proceeds from disposal of equity securities. Financing cash outflow was RMB 70.4 million (US$9.7 million)[1], mainly attributable to dividends distributed to the shareholders.

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposits. As of December 31, 2024, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB 1,839.1 million (US$252.0 million)[1], compared to RMB1,883.9million as of September 30, 2024. The decrease was primarily due to dividends distributed to the shareholders and investment of property, partially offset by cash from operating activities.

Guidance

Taking into account the recovery in long-term trends and short-term industry fluctuations, we expect the decline of total revenues of our organic hotel business for the full year of 2025 to be flat compared to their 2024 levels.

The guidance set forth above reflects the Company’s current and preliminary views based on its recovery and may not be indicative of the final financial results for any future periods or the full year.

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Conference Call

GreenTree’s management will hold an earnings conference call at 8:00 AM U.S. Eastern Time on April 24, 2025, (8:00 PM Beijing/Hong Kong Time on April 24, 2025).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272

Mainland China	4001-201-203

US	1-888-346-8982

Hong Kong	800-905-945 or 852-3018-4992

Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the conference call will be available after the conclusion of the live conference call until May 1, 2025.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088

U.S. Toll Free	1-877-344-7529

Canada Toll Free	855-669-9658

Passcode:	2742742

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present them, are useful financial metrics to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

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The terms Adjusted EBITDA and core net income are not defined under U.S. GAAP, and Adjusted EBITDA and core net income are not measures of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. (“GreenTree” or the “Company”) (NYSE: GHG) is a leading hospitality and restaurant management group in China. As of December 31, 2024, GreenTree had a total number of 4,425 hotels and 182 restaurants. In 2023, HOTELS magazine ranked GreenTree 12th among the 225 largest global hotel groups in terms of number of hotels in its annual HOTELS’ 225. GreenTree was the fourth largest hospitality company in China in 2022 according to the China Hospitality Association. In 2023, GreenTree completed its acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China.

GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale, up-scale and luxury segments of the hospitality industry mainly in China. Through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “confident,” “future,” or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree’s current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree’s goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

Financial Tables and Operational Data Follow

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GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31	December 31	December 31
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	765,547,547	1,490,235,562	204,161,435
Restricted cash	6,576,906	16,096,476	2,205,208
Short-term investments	417,711,617	10,475	1,435
Investments in equity securities	26,076,169	-	-
Accounts receivable, net of allowance	123,887,879	99,688,034	13,657,205
Amounts due from related parties	19,928,781	21,839,929	2,992,058
Prepaid rent	-	-	-
Inventories	20,462,490	6,881,470	942,758
Other current assets	117,047,122	114,898,590	15,741,042
Loans receivable, net	129,521,094	85,463,467	11,708,447
Deferred tax assets	-	-	-
Total current assets	1,626,759,605	1,835,114,003	251,409,588

Non-current assets:
Amounts due from a related party	110,000,000	110,000,000	15,069,938
Restricted cash	19,476,259	18,869,900	2,585,166
Long-term time deposits	63,340,000	285,570,000	39,122,930
Loans receivable, net	70,690,305	15,372,238	2,105,988
Property and equipment, net	814,949,026	649,528,210	88,985,000
Intangible assets, net	117,720,693	75,677,551	10,367,782
Goodwill	177,082,468	96,074,468	13,162,148
Long-term investments	184,758,800	184,024,217	25,211,214
Operating lease right-of-use assets	1,535,330,762	1,328,582,419	182,015,045
Other assets	104,725,600	102,545,848	14,048,724
Deferred tax assets	241,965,360	245,760,095	33,668,995
TOTAL ASSETS	5,066,798,878	4,947,118,949	677,752,518

LIABSLITIES AND EQUITY
Current liabilities:
Long-term bank loans, current portion	200,000	-	-
Short-term bank loans	116,800,000	400,000	54,800
Accounts payable	73,126,677	56,488,405	7,738,880
Advance from customers	22,393,097	25,684,437	3,518,753
Amounts due to related parties	16,310,293	17,462,176	2,392,308
Salary and welfare payable	86,332,096	78,234,585	10,718,094
Deferred rent	-	-	-
Deferred revenue	186,281,838	175,046,178	23,981,228
Accrued expenses and other current liabilities	459,832,717	481,910,291	66,021,439
Income tax payable	112,782,712	88,876,497	12,176,030
Dividends payable	-	-	-
Operating lease liabilities, current	267,536,846	241,363,244	33,066,629
Deferred tax liabilities	-	-	-
Total current liabilities	1,341,596,276	1,165,465,813	159,668,161

Long-term bank loans	56,800,000	256,200,000	35,099,256
Deferred rent	-	-	-
Deferred revenue	207,905,769	176,353,919	24,160,388
Other long-term liabilities	111,711,748	120,975,955	16,573,638
Operating lease liabilities, non-current	1,391,909,309	1,215,776,075	166,560,639
Deferred tax liabilities	94,716,495	79,670,908	10,914,870
Unrecognized tax benefits	382,125,786	440,072,214	60,289,646
Total liabilities	3,586,765,383	3,454,514,884	473,266,598

Shareholders’ equity:
Class A ordinary shares	222,587,070	222,587,070	30,494,304
Class B ordinary shares	115,534,210	115,534,210	15,828,122
Paid-in capital	-	-	-
Treasury Stock	(36,677,832)	(37,043,116)	(5,074,886)
Additional paid-in capital	1,680,713,349	1,680,148,272	230,179,370
Retained earnings (Accumulated losses)	(568,339,799)	(528,513,571)	(72,406,062)
Accumulated other comprehensive income	28,401,282	6,033,263	826,554
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,442,218,280	1,458,746,128	199,847,402

Non-controlling interests	37,815,215	33,857,937	4,638,518
Total shareholders’ equity	1,480,033,495	1,492,604,065	204,485,920

TOTAL LIABSLITIES AND SHAREHOLDERS’ EQUITY	5,066,798,878	4,947,118,949	677,752,518

9 / 18

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	174,788,363	119,295,789	16,343,456	787,814,342	596,640,640	81,739,433
Franchised-and-managed revenues	164,549,132	152,934,218	20,951,902	705,244,948	635,360,313	87,044,006
Wholesales and others	32,826,011	32,289,656	4,423,665	134,198,399	111,439,245	15,267,114
Total revenues	372,163,506	304,519,663	41,719,023	1,627,257,689	1,343,440,198	184,050,553

Operating costs and expenses
Operating costs	(211,591,676)	(198,973,480)	(27,259,255)	(947,438,814)	(822,587,314)	(112,694,000)
Selling and marketing expenses	(11,090,473)	(17,623,031)	(2,414,345)	(71,618,033)	(67,585,059)	(9,259,115)
General and administrative expenses	(58,045,041)	(43,042,689)	(5,896,824)	(208,433,678)	(182,551,094)	(25,009,397)
Other operating expenses	(3,569,166)	(2,652,292)	(363,363)	(11,704,553)	(7,090,463)	(971,389)
Impairment loss of goodwill	-	(81,008,000)	(11,098,050)	-	(81,008,000)	(11,098,050)
Other general expenses	(52,287,493)	(69,084,799)	(9,464,579)	(79,583,586)	(80,841,330)	(11,075,217)
Total operating costs and expenses	(336,583,849)	(412,384,291)	(56,496,416)	(1,318,778,664)	(1,241,663,260)	(170,107,169)

Other operating income	11,362,962	12,898,817	1,767,131	27,169,901	60,147,558	8,240,182
Income from operations	46,942,619	(94,965,811)	(13,010,262)	335,648,926	161,924,496	22,183,565

Interest income and other, net	10,329,773	12,633,535	1,730,787	41,371,162	40,072,068	5,489,851
Interest expense	(916,820)	(1,824,933)	(250,015)	(14,053,841)	(6,310,152)	(864,487)
Gains (losses) from investment in equity securities	(943,283)	(9,544,253)	(1,307,557)	(5,378,104)	(14,953,679)	(2,048,646)
Other income, net	(20,142,532)	34,336,161	4,704,035	22,783,714	16,474,064	2,256,938
Income before income taxes	35,269,757	(59,365,301)	(8,133,012)	380,371,857	197,206,797	27,017,221

Income tax expense	(26,116,933)	(12,758,025)	(1,747,842)	(118,452,255)	(88,726,969)	(12,155,545)
Income (loss) before share of gains in equity investees	9,152,824	(72,123,326)	(9,880,854)	261,919,602	108,479,828	14,861,676

Share of loss/(income) in equity investees, net of tax	(522,092)	(700,781)	(96,007)	(1,392,002)	(1,165,474)	(159,669)
Net income(loss)	8,630,732	(72,824,107)	(9,976,861)	260,527,600	107,314,354	14,702,007

Net loss/(income) attributable to non-controlling interests	3,484,240	1,368,731	187,515	8,788,708	2,687,878	368,238
Net income attributable to ordinary shareholders	12,114,972	(71,455,377)	(9,789,346)	269,316,308	110,002,232	15,070,245

Net earnings per share
Class A ordinary share-basic and diluted	0.12	(0.70)	(0.10)	2.64	1.08	0.15
Class B ordinary share-basic and diluted	0.12	(0.70)	(0.10)	2.64	1.08	0.15

Net earnings per ADS
Class A ordinary share-basic and diluted	0.12	(0.70)	(0.10)	2.64	1.08	0.15
Class B ordinary share-basic and diluted	0.12	(0.70)	(0.10)	2.64	1.08	0.15

Weighted average shares outstanding
Class A ordinary share-basic and diluted	67,038,968	66,765,032	9,146,772	67,321,003	66,776,243	9,148,308
Class B ordinary share-basic and diluted	34,762,909	34,762,909	4,762,499	34,762,909	34,762,909	4,762,499

Other comprehensive income, net of tax
Foreign currency translation adjustments	(258,427)	(20,725,862)	(2,839,431)	669,178	(22,368,019)	(3,064,406)
Unrealized gains(loss) on available-for-sale investments, net of tax

Comprehensive income, net of tax	8,372,305	(93,549,969)	(12,816,292)	261,196,778	84,946,335	11,637,601

Comprehensive loss/(income) attributable to non-controlling interests	3,381,135	1,368,731	187,515	8,685,603	2,687,878	368,238
Comprehensive income (loss) attributable to ordinary shareholders	11,753,440	(92,181,238)	(12,628,777)	269,882,381	87,634,213	12,005,839

10 / 18

GreenTree Hospitality Group Ltd.

Unaudited Condensed Hotel Statements of Comprehensive Income

	Quarter Ended			Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	125,521,090	90,969,160	12,462,724	490,924,060	437,521,898	59,940,254
Franchised-and-managed revenues	162,861,219	148,174,447	20,299,816	696,321,236	625,072,856	85,634,630
Wholesales and others	1,267,181	1,026,363	140,611	4,660,777	3,908,057	535,402
Total revenues	289,649,490	240,169,970	32,903,151	1,191,906,073	1,066,502,811	146,110,286

Operating costs and expenses
Operating costs	(154,556,991)	(139,910,728)	(19,167,691)	(598,841,951)	(593,798,806)	(81,350,103)
Selling and marketing expenses	(8,318,853)	(13,451,271)	(1,842,817)	(47,434,683)	(55,028,196)	(7,538,832)
General and administrative expenses	(49,670,060)	(39,695,498)	(5,438,261)	(166,861,387)	(156,401,775)	(21,426,955)
Other operating expenses	(3,429,367)	(2,635,870)	(361,113)	(4,453,446)	(4,937,315)	(676,409)
Impairment loss of goodwill	-	-		-	-	-
Other general expenses	(36,260,493)	(30,012,799)	(4,111,737)	(63,556,586)	(41,769,330)	(5,722,375)
Total operating costs and expenses	(252,235,764)	(225,706,166)	(30,921,619)	(881,148,053)	(851,935,422)	(116,714,674)

Other operating income	9,937,407	11,644,397	1,595,276	24,525,333	56,818,174	7,784,058
Income from operations	47,351,133	26,108,201	3,576,808	335,283,353	271,385,563	37,179,670

Interest income and other, net	10,653,312	12,606,174	1,727,039	41,240,610	39,982,179	5,477,536
Interest expense	(2,809,528)	(1,825,243)	(250,057)	(13,706,157)	(6,310,152)	(864,487)
Gains (losses) from investment in equity securities	(943,283)	(9,544,253)	(1,307,557)	(5,378,104)	(10,314,000)	(1,413,012)
Other income, net	(20,170,894)	34,321,711	4,702,055	22,676,046	16,383,657	2,244,552
Income before income taxes	34,080,740	61,666,590	8,448,288	380,115,748	311,127,247	42,624,259

Income tax expense	(25,505,616)	(32,610,806)	(4,467,662)	(113,125,742)	(107,223,277)	(14,689,529)
Income (loss) before share of gains in equity investees	8,575,124	29,055,784	3,980,626	266,990,006	203,903,970	27,934,730

Share of loss/(income) in equity investees, net of tax	(522,092)	(700,781)	(96,007)	(1,392,002)	(1,165,474)	(159,669)
Net income(loss)	8,053,032	28,355,003	3,884,619	265,598,004	202,738,496	27,775,061

11 / 18

GreenTree Hospitality Group Ltd.

Unaudited Condensed Restaurant Statements of Comprehensive Income

	Quarter Ended			Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	48,191,718	28,534,041	3,909,148	296,890,282	159,326,153	21,827,594
Franchised-and-managed revenues	1,687,913	4,759,771	652,086	8,923,712	10,287,457	1,409,376
Wholesales and others	37,843,179	31,759,229	4,350,996	135,821,972	109,031,616	14,937,270
Total revenues	87,722,810	65,053,041	8,912,230	441,635,966	278,645,226	38,174,240

Operating costs and expenses
Operating costs	(66,896,044)	(59,854,076)	(8,199,975)	(359,018,687)	(230,496,349)	(31,577,870)
Selling and marketing expenses	(2,821,243)	(4,083,785)	(559,476)	(24,232,973)	(12,556,863)	(1,720,283)
General and administrative expenses	(8,374,981)	(3,347,191)	(458,563)	(41,572,291)	(26,149,319)	(3,582,442)
Other operating expenses	(139,799)	(16,422)	(2,250)	(7,251,107)	(2,153,148)	(294,980)
Impairment loss of goodwill	-	(81,008,000)	(11,098,050)	-	(81,008,000)	(11,098,050)
Other general expenses	(16,027,000)	(39,072,000)	(5,352,842)	(16,027,000)	(39,072,000)	(5,352,842)
Total operating costs and expenses	(94,259,067)	(187,381,474)	(25,671,156)	(448,102,058)	(391,435,679)	(53,626,467)

Other operating income	1,425,555	1,254,420	171,855	2,644,568	3,329,384	456,124
Income from operations	(5,110,702)	(121,074,013)	(16,587,071)	(3,821,524)	(109,461,069)	(14,996,103)

Interest income and other, net	(323,539)	27,361	3,748	130,552	89,889	12,315
Interest expense	1,892,708	310	42	(347,684)	-	-
Gains (losses) from investment in equity securities	-	-	-	-	-	-
Other income, net	28,362	14,450	1,980	107,668	(18,672)	(2,558)
Income before income taxes	(3,513,171)	(121,031,894)	(16,581,301)	(3,930,988)	(109,389,852)	(14,986,346)

Income tax expense	564,230	19,852,781	2,719,820	(4,279,739)	18,496,308	2,533,984
Income (loss) before share of gains in equity investees	(2,948,941)	(101,179,113)	(13,861,481)	(8,210,727)	(90,893,544)	(12,452,362)

Share of loss/(income) in equity investees, net of tax	-	-	-	-	-	-
Net income(loss)	(2,948,941)	(101,179,113)	(13,861,481)	(8,210,727)	(90,893,544)	(12,452,362)

12 / 18

GreenTree Hospitality Group Ltd. Unaudited Condensed Consolidated Statements

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023
	Hotel	Restaurant	Elimination	Total
	RMB	RMB	RMB	RMB
Revenues
Leased-and-operated revenues	125,521,090	48,191,718	1,075,555	174,788,363
Franchised-and-managed revenues	162,861,219	1,687,913	-	164,549,132
Wholesales and others	1,267,181	37,843,179	(6,284,349)	32,826,011
Total revenues	289,649,490	87,722,810	(5,208,794)	372,163,506

Operating costs and expenses
Operating costs	(154,556,991)	(66,896,044)	9,861,359	(211,591,676)
Selling and marketing expenses	(8,318,853)	(2,821,243)	49,623	(11,090,473)
General and administrative expenses	(49,670,060)	(8,374,981)	-	(58,045,041)
Other operating expenses	(3,429,367)	(139,799)	-	(3,569,166)
Impairment loss of goodwill	-	-	-	-
Other general expenses	(36,260,493)	(16,027,000)	-	(52,287,493)
Total operating costs and expenses	(252,235,764)	(94,259,067)	9,910,982	(336,583,849)

Other operating income	9,937,407	1,425,555	-	11,362,962
Income from operations	47,351,133	(5,110,702)	4,702,188	46,942,619

GreenTree Hospitality Group Ltd. Unaudited Condensed Consolidated Statements

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
	Hotel	Restaurant	Elimination	Total
	RMB	RMB	RMB	RMB
Revenues
Leased-and-operated revenues	90,969,160	28,534,041	(207,412)	119,295,789
Franchised-and-managed revenues	148,174,447	4,759,771	-	152,934,218
Wholesales and others	1,026,363	31,759,229	(495,936)	32,289,656
Total revenues	240,169,970	65,053,041	(703,348)	304,519,663

Operating costs and expenses
Operating costs	(139,910,728)	(59,854,076)	791,324	(198,973,480)
Selling and marketing expenses	(13,451,271)	(4,083,785)	(87,975)	(17,623,031)
General and administrative expenses	(39,695,498)	(3,347,191)	-	(43,042,689)
Other operating expenses	(2,635,870)	(16,422)	-	(2,652,292)
Impairment loss of goodwill	-	(81,008,000)	-	(81,008,000)
Other general expenses	(30,012,799)	(39,072,000)	-	(69,084,799)
Total operating costs and expenses	(225,706,166)	(187,381,474)	703,349	(412,384,291)

Other operating income	11,644,397	1,254,420	-	12,898,817
Income from operations	26,108,201	(121,074,012)	-	(94,965,811)

13 / 18

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net (loss) income	8,630,732	(72,824,109)	(9,976,862)	260,527,599	107,314,353	14,702,006

Adjustments to reconcile net income to net Cash provided by operating activities:
Depreciation and amortization	24,382,512	26,575,903	3,640,884	116,870,237	115,746,538	15,857,211
Impairment of long lived assets	53,686,449	51,672,000	7,079,035	56,586,449	51,672,000	7,079,035
Impairment of goodwill	-	81,008,000	11,098,050	-	81,008,000	11,098,050
Share of (gains) losses in equity method investments	-	-	-	-	-	-
Noncash lease expense	77,037,857	58,283,373	7,984,789	271,156,173	263,911,503	36,155,728
Loss from disposal of a subsidiary	-	-	-	1,223,952	(488,227)	(66,887)
Interest income	-	-	-	-	-	--
Bad debt expenses	1,828,945	21,857,669	2,994,488	38,858,275	56,241,392	7,705,039
Losses and impairment (Gains) on equity securities held	2,563,283	9,544,253	1,307,557	6,998,104	14,953,679	2,048,646
(Gains) losses on disposal of property and equipment	1,928,976	(555,551)	(76,110)	2,166,990	(25,338,789)	(3,471,400)
Foreign exchange (gains) losses	(103,025)	(26,182,753)	(3,587,022)	(372,187)	(27,497,301)	(3,767,115)
Share-based compensation	-	-	-	-	-	-
Other non-cash expense/(income)	(1,757,475)	7,070,827	968,699	(4,554,719)	1,166,397	159,796
Accounts receivable	8,157,413	9,076,784	1,243,514	(5,359,275)	(4,015,520)	(550,124)
Prepaid rent	129,472	-	-	-	-	-
Inventories	(3,323,226)	(493,764)	(67,645)	4,764,959	14,618,912	2,002,783
Amounts due from related parties	2,812,979	(3,904,741)	(534,947)	8,372,296	(1,416,495)	(194,059)
Other current assets	(7,784,142)	(1,821,998)	(249,613)	(47,920,887)	(3,067,256)	(420,212)
Other assets	9,361,100	5,200,506	712,466	17,250,340	3,725,971	510,456
Accounts payable	(21,402,358)	17,296,435	2,369,602	(50,451,092)	(3,021,869)	(413,994)
Amounts due to related parties	(8,780,746)	1,767,567	242,156	(5,406,910)	1,151,882	157,807
Salary and welfare payable	(8,040,537)	3,672,156	503,083	(3,010,962)	(7,916,485)	(1,084,554)
Deferred revenue	(8,986,356)	(28,977,865)	(3,969,951)	(33,539,045)	(42,787,510)	(5,861,865)
Advance from customers	(4,898,186)	4,428,730	606,734	(3,211,266)	3,305,355	452,832
Accrued expenses and other current liabilities	(62,218,027)	(29,307,543)	(4,015,117)	26,174,963	3,161,614	433,139
Income tax payable	(17,782,317)	(34,457,583)	(4,720,670)	32,861,850	(23,195,720)	(3,177,801)
Unrecognized tax benefits	(14,960,256)	68,986,879	9,451,164	28,569,943	57,946,428	7,938,628
Operating lease liabilities	(76,990,749)	(57,896,801)	(7,931,829)	(256,017,527)	(247,702,691)	(33,935,130)
Other long-term liabilities	3,175,965	3,262,911	447,017	(5,065,347)	1,264,213	173,196
Deferred taxes	29,820,352	(39,040,264)	(5,348,494)	(2,423,339)	(17,362,607)	(2,378,667)
Net cash provided by operating activities	(13,511,365)	74,241,021	10,170,978	455,049,574	373,377,767	51,152,544

Investing activities:
Purchases of property and equipment	(15,197,120)	(50,616,409)	(6,934,420)	(87,764,045)	(79,582,039)	(10,902,695)
Purchases of intangible assets	(573,808)	(37,057)	(5,077)	(740,406)	(37,057)	(5,077)
Proceeds from disposal of property and equipment	(11,715,110)	(283,895)	(38,893)	2,951,611	139,900,865	19,166,340
Payment for acquisition of minority equity	-	-	-	-	-	-
Purchases of a long-term investment	-	(3,600,000)	(493,198)	-	(10,400,000)	(1,424,794)
Repayment of Advances for acquisitions	-	-	-	-	-	-
Purchases of short-term investments	(60,449,565)	-	-	(262,680,045)	-	-
Proceeds from short-term investments	6,154,723	(1,660,895)	(227,542)	167,009,370	417,701,142	57,224,822
Increase of long-term time deposits	(63,340,000)	-	-	(63,340,000)	(222,230,000)	(30,445,385)
Purchases of investments in equity securities	-	-	-	-	-	-
Proceeds from disposal of equity securities	-	21,812,329	2,988,277	-	21,812,329	2,988,277
Proceeds from disposal of subsidiaries	-	-	-	37,800,000	2,807,500	384,626
Loan to related parties	-	(588,000)	(80,556)	-	(858,000)	(117,546)
Repayment from related parties	-	363,347	49,778	-	363,347	49,778
Loan to third parties	-	1,200,000	164,399	-	-	-
Repayment of loan from third parties	-	-	-	14,553,007	5,900,000	808,297
Loan to franchisees	(6,609,495)	(8,673,811)	(1,188,306)	(22,643,074)	(14,323,812)	(1,962,354)
Repayment from franchisees	24,896,351	16,870,520	2,311,252	121,145,169	84,337,321	11,554,165
Net cash (used in) provided by investing activities	(126,834,024)	(25,213,871)	(3,454,286)	(93,708,413)	345,391,596	47,318,454

Financing activities:
Distribution to the shareholders	-	(70,176,000)	(9,614,073)	-	(70,936,321)	(9,718,236)
Repurchase of ordinary shares	(19,706,775)	(65,162)	(8,927)	(19,706,775)	(365,284)	(50,044)
Loan from non controlling interest	272,500.00	-	-	272,500.00	-	-
Repayment of short-term borrowings	(7,700,000)	(200,000)	(27,400)	(458,300,000)	(117,200,000)	(16,056,334)
Proceeds from bank loans	57,000,000	-	-	174,000,000	200,000,000	27,399,888
Capital contribution from noncontrolling interest holders	-	-	-	-	(966,000)	(132,341)
Net cash used in financing activities	29,865,725	(70,441,162)	(9,650,400)	(303,734,275)	10,532,395	1,442,933

Effect of exchange rate changes on cash and cash equivalents and restricted cash	84,902	6,957,333	953,151	32,095	4,299,468	589,025

Net increase in cash, cash equivalents and restricted cash	(110,394,762)	(14,456,679)	(1,980,557)	57,638,981	733,601,226	100,502,956
Cash, cash equivalents and restricted cash at the beginning of the year	901,995,474	1,539,658,617	210,932,366	733,961,731	791,600,712	108,448,853
Cash, cash equivalents and restricted cash at the end of the year	791,600,712	1,525,201,938	208,951,809	791,600,712	1,525,201,938	208,951,809

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GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net income	8,630,731	(72,824,109)	(9,976,862)	260,527,599	107,314,353	14,702,006

Deduct:
Other operating income	11,362,962	12,898,817	1,767,131	27,169,901	60,147,558	8,240,182
Interest income and other, net	10,329,773	12,633,535	1,730,787	41,371,162	40,072,068	5,489,851
Gains from investment in equity securities	-	-	-	-	-	-
Share of gain in equity investees, net of tax	-	-	-	-	-	-
Other income, net	-	34,336,161	4,704,035	22,783,714	16,474,064	2,256,938

Add:
Other operating expenses	3,569,166	2,652,292	363,363	11,704,553	7,090,463	971,389
Impairment loss of goodwill	-	81,008,000	11,098,050	-	81,008,000)	11,098,050
Other general expenses	52,287,493	69,084,799	9,464,579	79,583,586	80,841,330)	11,075,217
Income tax expenses (benefits)	26,116,933	12,758,025	1,747,842	118,452,255	88,726,969	12,155,545
Share of loss in equity investees, net of tax	522,092	700,781	96,007	1,392,002	1,165,474	159,669
Interest expenses	916,820	1,824,933	250,015	14,053,841	6,310,152	864,487
Depreciation and amortization	24,382,512	26,575,903	3,640,884	116,870,237	115,746,538	15,857,211
Losses from investment in equity securities	943,283	9,544,253	1,307,557	5,378,104	14,953,679	2,048,646
Other expense, net	20,142,532	-	-	-	-	-
Adjusted EBITDA (Non-GAAP)	115,818,827	71,456,364	9,789,482	516,637,400	386,463,268	52,945,249

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	Quarter Ended			Year Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net income	8,630,731	(72,824,109)	(9,976,862)	260,527,599	107,314,353	14,702,006

Deduct:
Government subsidies (net of 25% tax)	3,129,127	7,122,585	975,790	9,800,432	11,967,221	1,639,503
Gains from investment in equity securities (net of 25% tax)	-	-	-	-	-	-
Other income (net of 25% tax)	-	25,752,121	3,528,026	17,087,786	12,355,548	1,692,703

Add:
Share-based compensation	(16,594)	(46,986)	(6,437)	-	-	-
Losses from investments in equity securities (net of 25% tax)	707,462	7,158,190	980,668	4,033,578	11,215,259	1,536,484
Other expense (net of 25% tax)	15,106,898	-	-	-	-	-
One-time fees and expenses	828,267	621,172	85,100	3,010,039	2,335,161	319,916
Impairment loss of goodwill	-	81,008,000	11,098,050	-	81,008,000	11,098,050
Other general expenses	52,287,493	69,084,799	9,464,579	79,583,586	80,841,330	11,075,217
Income tax expenses related to dividend distribution	-	5,698,810	780,734	-	19,195,050	2,629,711
Core net income (Non-GAAP)	74,415,129	57,825,169	7,922,016	320,266,584	277,586,384	38,029,179

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	0.73	0.57	0.08	3.14	2.73	0.37
Class B ordinary share-basic and diluted	0.73	0.57	0.08	3.14	2.73	0.37

Hotel Operational Data

	December 31, 2023	December 31, 2024
Total hotels in operation:	4,238	4,425
Leased and owned hotels	65	55
Franchised hotels	4,173	4,370
Total hotel rooms in operation	309,495	321,182
Leased and owned hotels	7,318	6,624
Franchised hotels	302,177	315,018
Number of cities	360	352

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	Quarter Ended
	2023 Q4	2024 Q4
Occupancy rate (as a percentage)
Leased-and-owned hotels	66.9%	65.5%
Franchised hotels	72.5%	68.6%
Blended	72.4%	68.6%
Average daily rate (in RMB)
Leased-and-owned hotels	241	241
Franchised hotels	175	167
Blended	177	169
RevPAR (in RMB)
Leased-and-owned hotels	161	158
Franchised hotels	127	115
Blended	128	116

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024
Mid-to-up-scale	474	553	45,488	51,649
GreenTree Eastern	222	239	24,377	25,683
Deepsleep Hotel	7	8	534	610
Gem	71	105	6,292	9,386,
Gya	71	74	5,899	6,155
Vx	92	105	8,041	9,093
others	11	22	345	722
Mid-scale	2,975	2,978	230,100	230,298
GreenTree Inn	2,220	2,340	179,631	183,439
GT Alliance	568	505	40,134	37,631
GreenTree Apartment	20	24	1,308	1,545
Vatica	110	109	7,805	7,683
Economy hotels	789	894	33,907	39,335
Shell	789	894	33,907	39,335
Total	4,238	4,425	309,495	321,282

Restaurant Operational Data

	December 31, 2023	December 31, 2024
Total restaurants in operation:	194	182
Leased and owned restaurants	42	18
Franchised restaurants	152	164
Number of cities	65	53
Da Niang Dumplings	162	161
Bellagio	32	21
Total restaurants in operation:	194	182

	Quarter Ended
	2023 Q4	2024 Q4
ADT
Leased-and-owned restaurants	141	186
Franchised restaurants	84	78
Blended	99	93
AC (in RMB)
Leased-and-owned restaurants	89	99
Franchised restaurants	37	33
Blended	51	46
ADS (in RMB)
Leased-and-owned restaurants	12,501	18,384
Franchised restaurants	3,127	2,605
Blended	5,090	4,234

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For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-158-2166-6251

E-mail: ir@998.com

Mr. Maple Miao

Phone: +86-181-0184-0639

E-mail: ir@998.com

Christensen

In Shanghai

Mr. Jerry Xu

Phone: +86-138-1680-0706

E-mail: jerry.xu@christensencomms.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: karen.hui@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

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